Exhibit 12.2

LifePoint Health, Inc.

Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,
	2017	2016
EARNINGS
Income before income taxes	$96.0	$36.6
Fixed charges, exclusive of capitalized interest	43.2	43.2
TOTAL EARNINGS	$139.2	$79.8
FIXED CHARGES
Interest charged to expense (a)	37.4	37.5
Interest portion of rental expense	5.8	5.7
Fixed charges, exclusive of capitalized interest	43.2	43.2
Capitalized interest	1.5	1.0
TOTAL FIXED CHARGES	$44.7	$44.2
RATIO OF EARNINGS TO FIXED CHARGES	3.11	1.80

(a) - Excluding interest income.